Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of February, 2010

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes of the Board Of Directors’ Meeting held February 25, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2010

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Board Minutes)

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE BOARD OF DIRECTORS’ MEETING (02/2010)

Date, Time and Location:
February 25th, 2010, at 11:00 a.m., at the Company’s headquarters, located at Av. Brigadeiro Luiz Antônio, nr 1343 – 9th floor, in the City and State of São Paulo.

Attendance:
Members of the Board of Directors, who undersigned these minutes, including attendance via telephone.

Discussed and approved matters:

The Executive Board’s proposal for adhering the Tax Payment in Installments Program, established by Law nr 11,941/2009 (“REFIS IV”), was presented to the members of the Board of Directors. The adhesion by the Company and its subsidiaries includes administrative proceedings and lawsuits in the amount of R$134 million with estimated (i) R$ 70 million disbursement, (ii) R$21 million impact on EBITDA, and (iii) R$17 million impact on net earnings.

As the matter was discussed, the members of the Board of Directors approved the Executive Board’s proposal, ratified the acts performed by the Executive Board so far and authorized it to perform other acts that may be necessary.

(Minutes of the Board of Directors’ meeting of Ultrapar Participações S.A., held on February 25th, 2010)

Observation: The deliberations were approved by all members of the Board of Directors present, except for Board Member Renato Ochman, who abstained from voting.

As there were no further matters to be discussed, the meeting was closed and the minutes of this meeting were written, read and approved by all the undersigned members present.

Paulo Guilherme Aguiar Cunha	Lucio de Castro Andrade Filho
Chairman	Vice Chairman

Ana Maria Levy Villela Igel - Board Member

Paulo Vieira Belotti – Board Member

Renato Ochman – Board Member

Olavo Egydio Monteiro de Carvalho – Board Member

Nildemar Secches – Board Member

Luiz Carlos Teixeira – Board Member